LINCOLN INVESTMENT PLANNING, LLC
(SEC File Number: 8-14354)

Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14354

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY ___ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lincoln Investment Planning, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Office Center Dr. Suite 300

(No. and Street)

Fort Washington	**PA**	**19034**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane McCarthy	**(215) 881-4656**	diane.mccarthy@lincolninvestment.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mitchell & Titus

(Name – if individual, state last, first, and middle name)

2000 Market Street, Suite 820	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)
10/22/2003		**523**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Diane McCarthy</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Lincoln Investment Planning, LLC</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Diane McCarthy*

Title:

Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINCOLN INVESTMENT PLANNING, LLC
Statement of Financial Condition
Year Ended December 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Lincoln Investment Planning, LLC

Board of Directors of
Lincoln Investment Capital Holdings, LLC

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Lincoln Investment Planning, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Mitchell & Titus, LLP

February 27, 2026

2000 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 44,687,101
Cash segregated under federal and other regulations	6,208,247
Receivable from clearing broker	7,535,768
Commissions receivable	8,224,077
Advisory fees receivable	109,985
Fees receivable	870,232
Advances to financial advisors, net of provision for credit losses of $315,244	253,308
Receivable from customers	895
Receivable from provider	19,613
Prepaid expenses	7,389,378
Notes receivable from financial advisors and others, net of provision for credit losses of $275,064	23,469,367
Property and equipment, net of accumulated amortization of $4,684,801	13,200,468
Operating lease right-of-use assets, net	4,383,910
Deposits with clearing organization and other	320,311
Goodwill and other intangible assets, net of accumulated amortization of $5,139,287	38,302,781
Other assets	679,980
Total assets	$ 155,655,421

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Payable to customers	$ 2,505,052
Commissions payable	10,921,392
Payable to retirement plan	1,918,110
Payable to affiliate	1,668,046
Accounts payable and accrued expenses	17,403,325
Notes payable-current	3,203,900
Operating lease liabilities-current	2,487,034
Notes payable-long term	232,658
Operating lease liabilities-long term	2,447,947
Deferred revenue	7,751,429
Total liabilities	$ 50,538,893

Member's equity

Member's equity	105,116,528
Total liabilities and member's equity	$ 155,655,421

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1   ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC (the Company) is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. The Company is in the business of providing financial services to the public nationally primarily through independent financial advisors and specializes in the sale of advisory services to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Approximately 60% of clients' assets are held on a fully disclosed basis with a third-party clearing broker, while the remaining clients' assets are held directly with product providers. The third-party clearing broker and product providers perform clearing and custody services for these clients.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Reportable Segment

The Company operates exclusively in the U.S. as one reportable segment as it only reports financial information on an aggregate basis to its chief operating decision maker (CODM), *see Note 16 – Segment Reporting.*

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2025.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker but not yet remitted to the Company.

Income Taxes

As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's statement of financial condition does not reflect any assets or liabilities for federal or state income taxes.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2022.

Property and equipment

Property and equipment consist only of internally developed software and are amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of property and equipment whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The Company capitalizes software development costs for projects during the application development phase, in which management has authorized and committed to funding the project and it is probable that the project will be completed and utilized as intended. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of property and equipment ranges from three to five years. For additional information, *see Note 5 – Property and Equipment*.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

<u>Leases</u>

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 1 month to 5 years, some of which include options to extend the lease for up to 10 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. Operating lease assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.

As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

<u>Provision for Credit Losses</u>

The Company provides for a provision for credit losses for advances to and notes receivable from financial advisors and others based on experience and specifically identified risks. An allowance for losses is recorded when a determination is made that there is reasonable likelihood that the balance may not be recoverable. That determination is based on a variety of factors, including the status with the Company of the financial advisor and the ability of the financial advisor's earnings to cover his or her liability.

The method used for determining the provision for credit losses is in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-13, which requires it to be based on estimated future losses, and is consistent with the method used in prior years. Allowance for credit losses comprised of the following:

Credit losses, beginning balance	$	336,588
Write-offs		(17,688)
Provision		271,408
Credit losses, ending balance	$	590,308

<u>Goodwill and Other Intangible Assets</u>

Goodwill and advisor relationships are accounted for in accordance with the requirements of FASB Accounting Standards Codification (ASC) 350, *Intangibles–Goodwill and Other*. Goodwill and advisor relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Goodwill and Other Intangible Assets *(continued)*

The Company performed an annual impairment evaluation as of December 31, 2025, and noted there was no impairment to any of its goodwill or advisor relationships. Goodwill and advisor relationships are not amortized.

Customer lists are amortized between five and eight years. Covenants not to compete are amortized over five years. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. The Company determined there were customer list assets that were non-recoverable. For additional information, *see Note 8 – Goodwill and Other Intangible Assets*.

Notes Receivable from Financial Advisors and Others

The Company's notes receivable balance primarily consists of notes receivable from financial advisors. These interest-bearing note agreements are given to financial advisors to assist them in growing their business. The repayment term of the note ranges from one to 15 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial advisor's securities registration is terminated by the Company. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial advisors and maintains an allowance based on estimated future losses, pursuant to ASU 2016-13. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial advisors. This methodology is consistent with that which was used in prior years.

A note is considered impaired under applicable accounting guidance if it is classified as credit loss; that is, when based on current information, it is more likely than not that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2025, there were eight outstanding notes receivable that were categorized as non-performing.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Recently Issued Accounting Pronouncement

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2025-06 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting for and disclosure of software costs. The ASU may be applied prospectively, retrospectively or via a modified transition approach and is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the amendment's impact on our statement of financial condition.

Recently Adopted Accounting Pronouncement

There were no new accounting pronouncements adopted during the twelve months ended December 31, 2025 that materially impacted the Company's statement of financial condition and related disclosures.

NOTE 3   **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

Segregated cash of $6,208,247 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

NOTE 4   **RETIREMENT PLAN**

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing and Section 401(k) component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component. Participants are always fully vested in their contributions and become fully vested in any company contributions after they have completed three years of service.

NOTE 5   PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025 consisted of the following:

Internally developed software	$ 17,885,269
Less : Accumulated amortization	(4,684,801)
Property and equipment, net	$ 13,200,468

Included in the internally developed software mentioned above is an amount of $3,628,985 that remains under development. Amortization for this unamortized asset will commence once the projects are completed and will be amortized over a period of five years.

NOTE 6   ASSET PURCHASE AGREEMENTS

In 2025, Lincoln entered into asset purchase agreements with financial advisors based in Illinois, Pennsylvania and Oklahoma. The fair value of the acquisitions, after determination of the contingent consideration, were $9,834,312, and included $8,514,427 in cash, $185,161 in accounts payable, and $1,134,724 representing the fair value of a note payable. In June 2025, part of the Illinois asset purchase was sold to two Illinois financial advisors. In December 2025, one hundred percent of the Oklahoma asset purchase was sold to an Oklahoma financial advisor.

As part of 2022 and 2024 asset purchase agreements, payments were made in 2025 to financial advisors based in Illinois, Michigan, Nevada, Pennsylvania and Texas for retention and growth for a net total of $1,118,914.

The Company allocated the total purchase price of the asset purchase agreements to customer lists and covenant not to compete intangible assets. The fair values assigned to identifiable intangible assets were determined primarily by using a market approach, as the Company has significant experience in purchasing, facilitating the purchasing of, and dealing with financial advisors who have purchased customer lists, both affiliated with the Company and with competitors.

The following table summarizes the estimated fair values of the assets acquired at acquisition date:

Covenants not to compete	$ 700,000
Customer lists	9,134,312
Gross Assets Purchased	9,834,312
Less: Asset purchases sold	(1,707,305)
Assets Purchased, net	$ 8,127,007

NOTE 7   NOTES PAYABLE

Asset Purchase Agreements

The notes payable relates to the asset purchase of financial services firms located in Texas and Michigan in 2024 and the 2025 asset purchase agreements in Illinois and Pennsylvania described in Note 6. The note related to the asset purchase in Texas is interest-bearing with a coupon rate of 7%. It was recorded at face value and will be paid off in January 2026. The other notes related to asset purchases are discounted based on an imputed interest rate of 5.62% to 6.82% and will be paid off by March 2027. The notes payable had a face value of $3,500,328.

Notes payable at December 31, 2025 consisted of the following:

	Principal	Unamortized Discount	Carrying Amount
Notes payable, issued in connection with the 2024 and 2025 business acquisitions	$ 3,500,328	$ 63,770	$ 3,436,558
Less: Current portion	3,264,116	60,216	3,203,900
Long-term portion	$ 236,212	$ 3,554	$ 232,658

The schedule maturities of the notes payable at December 31, 2025 are as follows:

Year	Amount
2026	$ 3,264,116
2027	236,212
	$ 3,500,328

NOTE 8   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following at December 31, 2025:

Goodwill	$ 16,497,106
Advisor relationships	1,848,311
Customer lists	23,371,651
Covenants not to compete	1,725,000
Total	43,442,068
Less: Accumulated amortization	(5,139,287)
Net	$ 38,302,781

NOTE 8   GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

The following table is a breakdown by asset category of the weighted average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

Asset Category	Weighted Average Amortization (Years)	Accumulated Amortization
Customer lists	7.96	$ 4,666,787
Covenants not to compete	5.00	472,500
All amortizable intangible assets	7.76	$ 5,139,287

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, the Legend Equities merger in 2017 and the Legend Advisory business contribution in 2019. Goodwill is not amortized.

A summary of goodwill activity is as follows:

Goodwill, beginning balance	$ 16,497,106
Goodwill activity during the year	-
Goodwill, ending balance	$ 16,497,106

The advisor relationship assets are related to acquisitions in Washington State in 2009 and California in 2018. Advisor relationship assets are not amortized.

The customer lists assets are related to the asset purchases of financial services firms based in Pennsylvania in 2022, California, Colorado and Massachusetts in 2023, Florida, Illinois, Michigan, Nevada, Oregon, Pennsylvania and Texas in 2024 and the 2025 asset purchase agreements described in Note 6. Customer lists are being amortized over five to eight years.

The covenants not-to-compete are related to the asset purchase of a financial services firm based in Pennsylvania in 2022, California in 2023, Florida, Illinois, Michigan, Nevada, Pennsylvania and Texas in 2024, and the 2025 asset purchase agreements described in Note 6. Covenants not-to-compete are being amortized over five years.

NOTE 8   **GOODWILL AND OTHER INTANGIBLE ASSETS** *(continued)*

Non-amortized intangible assets are subject to periodic review for impairment and are written down as applicable.

NOTE 9   **COMMISSIONS RECEIVABLE, OTHER FEES RECEIVABLE AND DEFERRED REVENUES**

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which the customers invest.

Commissions receivable and other fees receivable as of December 31, 2025 and January 1, 2025 were as follows:

	December 31, 2025	January 1, 2025
Commissions receivable	$ 8,224,077	$ 7,649,411
Advisory fees receivable	109,985	128,772
Fees receivable	870,232	1,575,480
Total receivables	$ 9,204,294	$ 9,353,663

Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations. In general, performance obligations are satisfied within three months of receipt. Deferred advisory revenues were $651,428 and $577,659 as of December 31, 2025 and January 1, 2025 respectively. Accordingly, substantially all deferred advisory revenue as of December 31, 2025 and January 1, 2025 is recognized in the subsequent twelve-month period. The deferred advisory revenues are included in the statement of financial condition under deferred revenue.

In 2024, the Company received payment related to a new business acquisition incentive from the clearing broker, which has been classified as deferred revenue. As of December 31, 2025, the balance of $7,100,001 will be recognized over the remaining term of the contract. This amount is reflected in the total presented in the statement of financial condition under deferred revenue.

NOTE 10   **RECEIVABLES FROM CUSTOMERS AND PROVIDERS AND PAYABLE TO CUSTOMERS**

Securities owned by customers are held as collateral for receivable from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the statement of financial condition. The receivable from provider is related to contracts with customers.

Payable to customers include amounts due on cash transactions.

Receivables from customers and providers as of December 31, 2025 and January 1, 2025 were as follows:

	December 31, 2025	January 1, 2025
Receivable from customers	$ 895	$ 19,121
Receivable from provider	19,613	1,018,078
Total receivables	$ 20,508	$ 1,037,199

Payable to customers was $2,505,052 and $3,444,619 as of December 31, 2025 and January 1, 2025 respectively.

NOTE 11   **COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire on various dates. The Company's headquarters are located in Fort Washington, Pennsylvania with its sales offices maintained in several other locations. See Note 14 for additional information on leases. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 13. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short-term and therefore is not included in the future minimum commitments as described in Note 14.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

NOTE 11   **COMMITMENTS AND CONTINGENCIES** *(continued)*

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 12   **AGREEMENTS WITH CLEARING BROKER**

The Company has entered into an agreement with a broker (the Clearing Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Clearing Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 13   **RELATED-PARTY TRANSACTIONS**

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. Financial advisors of the Company also sell products and services for CA. The Company has a payable of $1,668,046 to CA for net advisory fees due, which is included in payable to affiliate in the accompanying statement of financial condition as of December 31, 2025.

NOTE 14   **LEASES**

Supplemental weighted information related to operating leases were as follows:

Weighted average remaining lease term (years):	2.46 years
Weighted average discount rate:	4.70%

NOTE 14   LEASES *(continued)*

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

Year	Operating leases
2026	$ 2,667,324
2027	1,594,693
2028	472,990
2029	309,455
2030	216,490
Total lease payments	$ 5,260,952
Less: Imputed interest	(325,971)
Total	$ 4,934,981

NOTE 15   NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2025, the Company had net capital of $19,597,976, which exceeded the minimum requirement of $250,000 by $19,347,976.

Distribution payments and other equity withdrawals from the Company are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, the Company may not pay cash distributions or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

NOTE 16   SEGMENT REPORTING

The Company as a broker-dealer is engaged in a single line of business as stated in Note 1. The Company has designated the senior executive committee, comprising the Chief Operating Officer, Chief Financial Officer, and Chief Executive Officer, as the CODM. The CODM utilizes excess net capital (refer to *Note 15 – Net Capital Requirements*), to make operational decisions while maintaining capital adequacy. This includes considerations related to the distribution of excess cash to the Parent or the need for additional capital infusion. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.

NOTE 17   SUBSEQUENT EVENTS

In February 2026, the Company entered into an asset purchase agreement with a financial advisor based in Illinois. The face value of the acquisition was $3,473,991 paid in cash to the seller.

Management evaluated events and transactions occurring between January 1, 2026 and February 27, 2026, which is the date that the statement of financial condition was available to be issued and determined that there were no other material subsequent events that require recognition or additional disclosure in the statement of financial condition.